KA 3/11

[redacted]

15047944

SEC Mail Processing Section

MAR 02 2015

Washington DC
403

SECUR[ITIES AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
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194 SECTION

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SEC FILE NUMBER
8 - 65737

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Braymen, Lambert and Noel Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166 Schreiner Place
(No. and Street)

San Antonio	Texas	78212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/11

OATH OR AFFIRMATION

I, Shannon Braymen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Braymen, Lambert and Noel Securities, Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

VIVIAN ANN HOLDER
Notary Public, State of Texas
My Commission Expires
December 06, 2018

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

We have audited the accompanying statement of financial condition of Braymen, Lambert and Noel Securities, Ltd. (a Texas limited partnership) as of December 31, 2014, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Braymen, Lambert and Noel Securities, Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Braymen, Lambert and Noel Securities, Ltd. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Braymen, Lambert and Noel Securities, Ltd.'s financial statements. The supplemental information is the responsibility of Braymen, Lambert and Noel Securities, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 25, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	60,799
Receivable from clearing broker/dealer		102,460
Securities owned		270,727
Clearing deposit		100,000
Prepaid expenses		2,148
Deposit		3,672
TOTAL ASSETS	$	539,806

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Commissions and salaries payable	$	83,066
Payable to clearing broker/dealer		269,094
Management fees payable to General Partner		13,920
Total Liabilities		366,080
Partners' Capital		173,726
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	539,806

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Income
Year ended December 31, 2014

Revenue	
Securities commissions	$ 938,506
Trading profits	259,518
Investment banking	612,609
Investment advisory fees	85,418
TOTAL REVENUE	1,896,051
Expenses	
Clearing and other charges	53,943
Compensation and related costs	1,439,128
Management fees paid to General Partner	318,112
Regulatory fees and expenses	23,388
Investment banking expenses	10,002
Other expenses	16,285
TOTAL EXPENSES	1,860,858
Net income before provision for income taxes	35,193
Income taxes - state	6,362
NET INCOME	$ 28,831

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Changes in Partners' Capital
Year ended December 31, 2014

	General Partner	Limited Partners	Total
Balances at December 31, 2013	$ 1,449	$ 143,446	$ 144,895
Net Income	288	28,543	28,831
Balances at December 31, 2014	$ 1,737	$ 171,989	$ 173,726

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 28,831
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(47,938)
Increase in securities owned	(270,727)
Decrease in prepaid expenses	19
Increase in commissions and salaries payable	20,001
Increase in payable to clearing broker/dealer	269,094
Increase in management fees payable to General Partner	2,428
Net cash provided by operating activities	1,708
Net increase in cash	1,708
Cash ts at beginning of year	59,091
Cash at end of year	$ 60,799

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes-state	$ 6,362

See notes to financial statements.

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Braymen, Lambert and Noel Securities, Ltd. (the Partnership), a Texas limited partnership, was formed in December 2002. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's operations consist primarily in providing securities and investment advisory services to institutions and high wealth individuals located in Texas.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is BLN Management, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2052, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for trading purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.
Substantially all of the Partnership's other financial asset and liability amounts are short term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities owned

Securities owned are held for trading purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is included in trading profits in the accompanying statement of income.

Revenue Recognition

Trading profits, security transactions and related commission revenue and expense are recorded on a trade date basis.

Investment banking revenues are recorded at the time a transaction is completed and the related income is reasonably determinable. Investment banking revenues include underwriting fees, net of reimbursable expenses, earned in connection with the distribution of the underwritten securities, and private placement fees.

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

The Partnership is also subject to state income taxes.

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership. The agreement requires minimum charges totaling $2,500 per month. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Partnership had net capital of $155,765, which was $55,765 in excess of its net capital requirement of $100,000, respectively. The Partnership's net capital ratio was 0.62 to 1.

Note 4 - <u>Fair Value / Securities Owned</u>

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

<u>Level 1</u>: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

<u>Level 2</u>: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

<u>Level 3</u>: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Note 4 - Fair Value / Securities Owned (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014.

Municipal Bonds. The fair value of municipal bonds is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

The following table summarized the valuation of the Partnership's investments by the fair value hierarchy levels as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Municipal bonds	$ -	$ 270,727	$ -	$ 270,727

Securities owned consist of holdings in three municipal bonds maturing in February 2015 through February 2022. Cost and fair value of marketable securities at December 31, 2014, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$ 269,094	$ 1,633	$ -	$ 270,727

Transfers between levels are recognized at the end of the reporting period. During 2014, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2014.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Partnership has cash, receivable from clearing broker/dealer, securities owned and clearing deposit held at or due from the Partnership's clearing broker/dealer. The Partnership has a total of $480,664, or approximately 89%, of its assets in amounts held at or due from its clearing broker/dealer at December 31, 2014. The Partnership also has $264,940 payable to the clearing broker/dealer at December 31, 2014.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Services

The Partnership is economically dependent and under the control of the General Partner and the existence of that dependency control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Services Agreement (Agreement) amended in December 2010, the General Partner provides the Partnership with personal property, support staff and office space and incurs general and administrative expenses for the benefit of the Partnership, with the exception of specific expenses as defined in the Agreement. Fees for such services are determined at the discretion of the General Partner. The Agreement allows the Partnership to waive any such portion of the fees in order for the Partnership to remain in compliance with the minimum net capital requirements (Note 3). Fees incurred for the year ended December 31, 2014 under this Agreement totaled $318,112, of which $13,920 was payable at December 31, 2014. The Agreement was not consummated on terms equivalent to arms-length transactions.

Three of the limited partners of the Partnership, who are also registered securities representatives and officers of the Partnership, generated approximately 59% of the Partnership's revenue, and earned approximately 63% of the Partnership's compensation and related costs for the year ended December 31, 2014. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

Note 7 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 8 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2014, through February 25, 2015, the date which the financial statements were available to be issued.

Schedule I

BRAYMEN, LAMBERT AND NOEL SECURITIES, LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total partners' capital qualified for net capital	$ 173,726
Deductions and/or charges	
Non-allowable assets	
Prepaid expenses	2,148
Deposit	3,672
Total non-allowable assets	5,820
Net capital before haircuts on securities positions	167,906
Haircuts on securities owned	12,141
Net Capital	$ 155,765
Aggregate indebtedness	
Commissions and salaries payable	$ 83,066
Management fees payable to General Partner	13,920
Aggregate indebtedness	$ 96,986
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 55,765
Ratio of aggregate indebtedness to net capital	0.62 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 126,753
Investment banking revenue inadvertently not recorded	29,012
Net capital as computed above	$ 155,765

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Braymen, Lambert and Noel Securities, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Braymen, Lambert and Noel Securities, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Braymen, Lambert and Noel Securities, Ltd. stated that Braymen, Lambert and Noel Securities, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Braymen, Lambert and Noel Securities, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Braymen, Lambert and Noel Securities, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 25, 2015

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BRAYMEN LAMBERT AND NOEL SECURITIES·LTD

Braymen, Lambert and Noel Securities, Ltd. Exemption Report

Braymen, Lambert and Noel Securities, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Shannon Braymen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Shannon Braymen

Title: President and CFO

January 21, 2015

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners
Braymen, Lambert and Noel Securities, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Braymen, Lambert and Noel Securities, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Braymen, Lambert and Noel Securities, Ltd.'s compliance with the applicable instructions of Form SIPC-7. Braymen, Lambert and Noel Securities, Ltd.'s management is responsible for the Braymen, Lambert and Noel Securities, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********3012*************************MIXED AADC 220
065737 FINRA DEC
BRAYMEN LAMBERT AND NOEL SECURITIES LTD
166 SCHREINER PL
SAN ANTONIO TX 78212-5226

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4367

B. Less payment made with SIPC-6 filed (exclude interest) (2141)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2226

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Braymen Lambert + Noel Securities
(Name of Corporation, Partnership or other organization)

S Bray
(Authorized Signature)

Partner
(Title)

Dated the 24 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,896,052
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	95,392
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	53,943
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	149,335
2d. SIPC Net Operating Revenues	$ 1,746,717
2e. General Assessment @ .0025	$ 4367

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